News Release



For Immediate Release





                       BCE CLOSES $2 BILLION EQUITY OFFER


Montreal (Quebec), August 12, 2002 -- BCE Inc. (TSX, NYSE: BCE) announced today that it has closed a public offering of 85 million BCE common shares, at a price of $24.45 per share, further to its prospectus supplement dated August 7, 2002 to its August 1st, 2002 shelf prospectus filing. Total gross proceeds were $2,078 million.

The net proceeds resulting from the sale of the common share offering will be used to pay part of the acquisition price of SBC Communications Inc.'s minority interest in Bell Canada.

"The successful and timely completion of this equity placement is a clear endorsement of our plan to regain full ownership in Bell Canada," said Michael Sabia, President and CEO of BCE. "The fundamental strengths of the company -- a unique combination of assets and capabilities that differentiate us from our North American peers -- allowed us to garner the confidence of leading investors around the world. Our game plan is simple: to use our unique capabilities to provide a broad array of integrated services to our 24 million customer connections, creating value for our customers and value for all our shareholders."

"With the equity component successfully completed, our next goal is to monetize the value of our directories business and secure the debt portion of our financing plan," concluded Mr. Sabia.

About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the possibility of further deterioration in the state of capital markets and the telecommunications industry; BCE's ability to monetize the directories business and to raise the debt portion of the financing plan of the Corporation in order to finance the purchase of SBC Communications Inc.'s minority interest in Bell Canada; the risk of credit rating downgrades.


For further information:
Don Doucette                                         George Walker
Communications                                       Investor Relations
(514) 786-3924                                       (514) 870-2488
Web site: www.bce.ca